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INVESTMENT OFFERED BY HONEYCOMB PORTAL, LLC

INVEST IN **WEFUNDER**

Angel investing for everyone

PITCH VIDEO INVESTOR PANEL



LEAD INVESTOR



Amjad Masad Founder and CEO, Replit

Users are waking up to the fact that they should be part of the upside. It's clear to me that the future of the internet lies in community ownership. And any startup that wants to align their incentives with that of their users should consider a community round!

Invested $5,000 this round & $76,000 previously

wefunder.com San Francisco California

Technology Software PBC & B Corps Marketplace Fintech

Highlights

1. Doubled investment volume and revenue each year since 2018
2. $10M in revenue booked in 2021
3. Launching in Europe in fall of 2022

2. $10M in revenue booked in 2021
3. Launching in Europe in fall of 2022

4. Market leader. 40% market share in Regulation CF over 2022
5. Startups that raised recently $5M+ on Wefunder: Mercury Bank, Replit, Levels, Synthesis, April

Our Team

Our Team



Nick Tommarello Founder & CEO

Designer, engineer, MBA, holder of Series 65, alumni of Y Combinator and Techstars. Also enjoys climbing mountains. Twitter: @nicktommarello

> I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".



Greg Belote Founder & CTO

Master's from MIT. Alumni of Y Combinator and Techstars. Codes in VIM with 8 windows open. Built embedded robot operating system as a hobby.



Jonny Price VP of Business Development

Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.



Adrian Parlow General Counsel & VP of Corporate Development

J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker.



Suzanna Rush VP of Operations

Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.



Justin Renfro Head of Growth & Partnerships

Launched the Kiva US program giving entrepreneurs their first injection of capital, started boat charter business, and ended up at Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (and hot dogs).



Jake Suggs Head of Launch

Taught youths through TFA and filed more Form C's than all of our competitors. Former 3x bodyweight deadlift, current struggling rock climber. My dog is my son.



Merc at Wefunder Head of Investor Success

Young Professional that wants to make an impact in this world - starting with fixing capitalism! Let's have fun making things happen!



Dorianne Ma Head of Closing Operations

Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because i'm a boring graduate who got into tech.



Jiwon Moon CEO of XX



Grew up at Wefunder as 4th hire on founding team. Started my 20s interviewing founders making boba. Now invest in women, immigrants, scientists and builders with XX. It's hard to have hobbies at Wefunder but I vlog now.



Adie Akuffo-Afful Business Development Team

Just your typical British born, West African raised American. Ecosystem builder by day, farmer by night. Ice fishing, beer brewing, camping and panda watching.



Esteban Alvarado Business Development Team

Building a matchmaking app for founders and investors 🦄 Business development @ Wefunder.



Mattia Astori Business Development Team

Currently on a mission of allowing myself to invest in my favorite companies. Founder @ Idospay | Fundraising @ IDEA | PwC Alumn | Retired tennis coach



Read Ezell Business Development Team

Recovering consultant. Founded a non-profit to bring guaranteed basic income project to Nashville while in business school.



Adam Montgomery Business Development Team

Based in San Diego, raised in Tennessee. Business dev professional with 10 years in the energy space. Former pro soccer player.



Maddie Regulska Business Development Team

big on tacos & startups



Adam Roberts Business Development Team

San Diego born, Boston educated, with a lifelong dedication to a sit-down-sport. Former founder (Paid Labs, Inc), YC S14, US Sailing Team— Now I am helping founders grow their company and raise money!



Joshua Webster Business Development Team

American born, Nepali raised, British-Canadian Educated. Moved every year for 10 years. More than slightly obsessed with chocolate milk, tectonics, and geopolitics.



Casey Leffers Senior Account Manager

San Francisco native currently fleeing the New England Winter. Lover of clean energy and cookies.



Thomas Hogan Account Manager

Building a matchmaking app for founders and investors 🦄 Account Management @ Wefunder.



Jared Newmark Account Manager

Brown University graduate. Former partnerships and customer experience lead in upscale hospitality. Songwriter at BMI. Extremely tall, fast walking New Yorker.



Haley Rosenberg Storytelling, Branding

professional storyteller by day (Wefunder), amateur storyteller by night (comedian)



William (Classic) Thomas Storyteller, Branding

Proving the theory that real artist don't starve. For long.



Tiago Alexandre Pereira Bernardo Closing Operations Team

Artsy lil dude with a thing for documentaries and experimental performance art who fluctuates between berlin techno and indie folk.



Eric Lin Post Funding Team

Minerva Alumni, delivered Ramen, built bicycles, and likes to eat.



Benjamin Garcia Software Engineer

Perfect score on NYS Regents Exam in 9th Grade. Currently at 1 exit per 20 years alive. Related, college dropout #4.



Parker Hodge Software Engineer

Built and sold a CRM. Ran a marathon under 3 hours... now can hardly run a mile.



Makena Kongg Software Engineer

An SF tech bro. Engineer, Painter, Potter, Single Mother of 1, can hold a really good OR a really bad conversation, slightly more doer than thinker.



Emilio Mendoza Software Engineer

Hacked my school's access control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also, totally unrelated: college dropout #2.



Benjamin Nguyen Software Engineer

Medical school dropout turned self-taught programmer. Please don't make me edit on VSCode. #vimmasterrace



Arisa Shiraishi Software Engineer



Software Engineer @ Wefunder



Nemanja Stojanovic Software Engineer

Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.



Stefan Vukanic Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.



Ben Maitland-Lewis Founder In-Residence

Purpose-driven founder w/ 2x exits | YC Alum | Founder In Residence @ Wefunder



Asbjørn Holmlund Head of Wefunder, EU

Former VC - making the rich richer got old. Now I'm helping head up the Wefunder EU expansion to see even more founders succeed, yay!



Katie Powers Head of Operations, EU

Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, hiker, and craft beer nerd.



Miguel Afonso Barosa Gonçalves Business Development Team, EU

Founded an international nonprofit for young leaders across 15+ countries. Based in Lisbon, Portugal. Obsessed with aviation and World Expos.



Windsor Parlow Dog



Cyril Karpenko

MSCS from UIUC. Enjoy building software products, especially in startup environments. I love functional programming and type-safe programming languages. Before moving to the US, I've been living long-term in 4 different countries.



Eugen Botnaru

Launch Team @ Wefunder



Rose Pinkert

Northeastern political science student turned finance bro (at least for now); Belgian/Danish/American milkshake; always the spelling bee runner up never the winner.

We're building the Robinhood for pre-IPO startups. Everyone should angel invest $100.


WEFUNDER
Wefunder is the largest stock market for retail investors to invest in 'private' startups
Like Robinhood for pre-IPO startups, open to the general public


WEFUNDER
We created this industry in 2012.
Then lobbied 9 years for regulatory reform.
INVESTMENTS ON WEFUNDER (Year Ending October 1)
$.5M
$1.5M
$5M
$8M
$16M
$22M
$22M
$55M
$236M
2012-13
2013-14
2014-15
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21
WE LOBBY CONGRESS
We petitioned Congress & shaped law. Invited to watch Obama sign the JOBS Act.
LAUNCH TO ACCREDITED INVESTORS
It took 4 years for the SEC to write the rules for the JOBS Act. While waiting, we built a platform for accredited investors to invest in mostly YC startups.
LAW GOES LIVE FOR EVERYDAY INVESTORS
Mid-2016, it became legal for anyone to invest. But the rules were bad for startup founders. It was also a brutal slog in '16-'18 to build the payment and compliance infrastructure.
REGULATORY REFORM
The SEC refoms the law on March 15th 2021


It used to be illegal for unaccredited investors to invest in private companies.
Lots of demand to invest in private companies...
BAD LAWS
Sad founders with raw talent who can't get money ...
... and sad investors who only get to invest in Airbnb 10 years after the rich make 1000x returns

On March 15th, 2021, new regulations went live.
We've lobbied Congress and the SEC for close to a decade for them.


MAR
2021:
NEW
LAWS

IN MARCH 2021, NEW REGULATIONS WENT LIVE

SPVs: One Entity on Cap Table

Unlimited numbers of investors can invest in an SPV

No threat of being forced to go public

All natural investors in the SPV count as one record for purposes of "12g"

Raise Up to $10M rounds

Companies can now accept up to $5M from unaccredited investors and unlimited from accredited

Companies can start a campaign in < 15 minutes

Now, founders can "test the waters" and get commitments immediately

Why We've Funded 1,695 Founders

Customer Ownership Helps Growth



"If you have a strong customer following, the pros far outweigh the cons. It's aligned with our mission and brand, to give customers ownership and be part of our success. Most of our growth is word of mouth. We felt that ownership would super charge it."

Mercury Bank raised $5M on Wefunder

Fast Money & Mentorship



"The best thing about Wefunder was that we raised $10M in less than a week. Also my relationship with my mentor Daniel Ha has been super helpful. He spent a lot of time with us and changed the future of our company forever."

Immersed raised ~$10M on Wefunder

Silcon Valley Terms



"I received a predatory term sheet and instead of taking the bad deal I turned to Wefunder where we ended up raising 3x more than that investor was offering, and on our own terms. I'm grateful that Wefunder helped me fund my startup from my customers."

Caribu raised ~$1.7M on Wefunder

WEFUNDER

We've recruited over a **million new angel investors**







"Being a shareholder of Modern Times has changed my entire relationship with my favorite brewery. Buying Modern Times beer at the grocery store brings me so much joy."

"My dog Scooby just passed away due to Lymphoma, so I wanted to do something even if it was only a tiny little bit to help develop treatment to cure Lymphoma in dogs."

"I have known Stephanie for 15 years. She is one of the kindest, hardest working, and most passionate individuals I have ever met. She is such a driven person. I have no doubt that any venture she embarks upon will be wildly successful."

WEFUNDER

Over $5 billion has been invested in startups after they were first funded on Wefunder

Modern Times BEER — Award-winning brewery with $30M in revenues

Beta Bionics — Artificial pancreas with $100M+ follow-on funding

MEOW WOLF — Interactive art installaations with $100M+ follow-on

LEGION M — Movie studio with over 25,000 investors on Wefuner

WEFUNDER

WE LEAD THE MARKET
WE'RE KILLING OFF COMPETITORS


LIFETIME REGULATION CROWDFUNDING
2016-2020
60+ OTHERS
12%
INDIEGOGO + MICROVENTURES JOINT VENTURE,
5%
9%
SEEDINVEST
14%
REPUBLIC
27%
STARTENGINE
33%
WeFunder


REGULATION CROWDFUNDING
2022
OTHERS
13%
21%
REPUBLIC
25%
STARTENGINE
41%
WeFunder

EU Equity Crowdfunding Laws Go Live In 2022

(Wefunder plans to launch this summer)


FINLAND
RUSSIA
NORWAY
SWEDEN
BELARUS
POLAND
UKRAINE
GERMANY
ROMANIA
FRANCE
BULGARIA
TURKEY
ITALY
SPAIN

U.S. and E.U. Market Size by 2025

In 2012, the UK rolled out the best equity crowdfunding laws.
In 2021, the US and EU introduced equivalent laws.

The U.K. equity crowdfunding market was ~$675M.
The US and EU are about 7.5X bigger.



$675M
$5B
$5B

$10 billion / yr
US + EU projected by 2025
× **40%** Market Share
× **7.25%** Take Rate
= **$290M+**
ANNUAL REVENUE OPPORTUNITY

Our vision is to be <u>the</u> pre-NASDAQ stock market

- We want to make it normal for every high-growth startup to raise from their customers and fans in a “Community Round”.
- Startups will be able to raise up to $150M in a primary offering from the public... but legally, they remain private companies.
- Secondary trades happen once every 9-18 months in a “long term stock market” that lines up with traditional VC raises.
- Companies get the upside of fans investing and liquidity, but without public company restrictions or quarterly earnings pressure.

What is a pre-NASDAQ stock market?

Early Stage Primary Offerings
OUR CURRENT FOCUS

PRE-SEED — Raises $50K from our XX accelerator

SEED & A — Raises $1M - $10M using Reg CF & D

$150M pre-IPOs and Secondary Market
WE EXPECT ENOUGH LIQUIDITY BY 2024

Raise $150M Reg A+ & Reg D per year

Company allows secondary trades once per 9-18 months

Startups can use Reg D and Reg A+ to stay ‘private’ while allowing limited public sales & liquidity to employees & investors.

Our stock market will be designed to encourage long-term thinking.

IPO

NASDAQ

WEFUNDER

THE WEFUNDER TEAM



Nick Tommarello (CEO) and **Greg Belote (CTO)** are the founders. We've been at this since 2012.

Here's our entire team in March, two days before the SF lockdown.



We've since hired a dozen new team members.

Our best credential is that we've built this company together. Here are a few others for those who care about such things:

WEFUNDER

JOIN THE MOVEMENT
TO FIX CAPITALISM

We're fixing capitalism by spreading the Silicon Valley fairy dust - the good parts - to the world.

We'll help tens of thousands more founders take their shot, while creating millions of new angels that invest in the next generation. Visit **wefunder.com/charter**

One of the most powerful forces in the world is when someone believes in you... and backs it up by investing even $100 of their own money. We scale that magic.

We spent a decade working towards this moment. We had the grit and tenacity to survive the hard times until